February 4, 2019

Dinggui Yan
Chief Executive Officer
Jiayin Group Inc.
26th Floor, Building No. 1, Youyou Century Plaza
428 South Yanggao Road
Pudong New Area, Shanghai 200122
People's Republic of China

       Re: Jiayin Group Inc.
           Registration Statement on Form F-1
           Filed December 19, 2018
           File No. 333-228896

Dear Mr. Yan:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 Filed December 19, 2018

Prospectus Summary
Recent Developments, page 4

1. Considering the impact to your operating results from certain unfavorable market developments beginning in June thru November 2018, including tightening industry regulations, changing macro-economic conditions in China, and suspension of operations of certain lending marketplaces, please update your discussion to address the December timeframe as well as the expected impact on operating performance for the last quarter of fiscal 2018.
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
February 4, 2019
February 4, 2019 Page 2
Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations--Net Revenue, page 94

2. As it relates to the cash incentives, please revise to address the following:
           Disclose the incentives recognized in each of the periods presented; Discuss and analyze the reasons for incentives to returning investors being higher than
            the incentives to new investors and whether this trend is expected to continue; and
           Indicate whether the level of incentives paid has been impacted by the changes in the investor assurance programs which occurred in the 2nd and 3rd quarters of interim
            2018.
Description of Share Capital
Differences in Corporate Law, page 184

3. We note you have removed the section under this heading related to a majority independent board and that only two members of your five-person board will be independent. Please amend to describe the exception that you are relying on to the
         Nasdaq rule requiring a majority of your board be independent. Please also include separate risk factor disclosure related to the independence of your board.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(j) Investor assurance program, page F-14

4. We note your response to comment 7 and your revised disclosure on page F-16. Please address the following:
           Disclose the circumstances under which Niwodai Internet would collect investor assurance program fees in addition to those to be collected by Shanghai
            Caiyin considering your agreement with Shanghai Caiyin to manage the investor assurance program;
           Disaggregate contributions from borrowers between those received by Shanghai
            Caiyin and those received by Niwodai Internet for all periods presented as discussed in your response;
           Disclose if the investor assurance program fees collected by Niwodai Internet are based on a separate agreement with the borrowers similar to the agreement entered into between Shanghai Caiyin and the borrowers referenced in your response;
           Disclose why Shanghai Caiyin made a contribution of RMB 349,236 for the nine months ending September 30, 2018 and its obligations for future contributions based on the terms of the collaboration agreement in place between you and Shanghai Caiyin as disclosed on page 47;
           Confirm to us that the contribution by Shanghai Caiyin is not in effect a working capital contribution by you or another controlled entity by your founder, director and chief executive officer, Mr. Dinggui Yan, to fund investor assurance program
 Dinggui Yan
FirstName LastNameDinggui Yan
Jiayin Group Inc.
Comapany NameJiayin Group Inc.
February 4, 2019
Page 3
February 4, 2019 Page 3
FirstName LastName
             shortfalls as disclosed on page 106; and Confirm to us that the investor assurance program fees collected by Niwodai Internet
             are not in effect working capital contributions by you to fund investor assurance program deficiencies based on disclosures on pages 31, 47, 106 and 116 that you would make whole, at your discretion, existing investors.
(k) Restricted cash, page F-17

5. We note your response to comment 9. In the example provided under Scenario
         2, please address why the shortfall between the $20 collected and the $30 in amounts expected to be collected is recognized as an adjustment to cash and not reflected as incremental provision expense.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(e) Investor assurance program, page F-55

6. Please revise to disaggregate the September 30, 2018 activity between loans covered by the investor assurance program before April 28, 2018 and loans made thereafter.
7. Please revise to disclose if the Company is managing the Class B investor assurance program.
(g) Revenue recognition, page F-57

8.       We note your response to comment 10. Please address the following:
           Disclose in your accounting policy on page F-25, that you do not track contract assets and accounts receivable on an individual loan basis and as such do not monitor the aging of accounts receivable and contracts assets until loan maturity; and
           Add a risk factor to address the risk to the financial statements of not tracking contract assets and accounts receivable on an individual loan basis and or utilizing an aging of these accounts to identify past due and uncollectible accounts.
9. We note the disclosures in Note 4 on page F-64 of the net payouts for loans originated in the periods specified. Please revise to provide a breakdown of the contract assets and related allowance by the fiscal and interim periods in which they were recorded for each of the loan types.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Dinggui Yan
Jiayin Group Inc.
February 4, 2019
Page 4

       You may contact Michelle Miller at 202-551-3368 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameDinggui Yan
                                                          Division of
Corporation Finance
Comapany NameJiayin Group Inc.
                                                          Office of Financial
Services
February 4, 2019 Page 4
cc:       Meng Ding, Esq.
FirstName LastName